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                                    February
                                    2nd
                                    1996

Prime Hospitality Corp. and
  Obligors of Pools I, II and III
  Pursuant to the Attached
  Distribution List

         Re: Consent by the Holders Thereof to the Purchase by Prime of the Outstanding First Mortgage Notes

Gentlemen:

         I am writing to confirm that I have received the written consents of each of the holders ("Holders") of First Mortgage Notes secured by certain designated Wellesley Inn and other hotel properties (the "Notes") to the purchase by Prime Hospitality Corp., or an affiliate thereof, ("Prime") of all of the outstanding Notes held by the Holders pursuant to the following terms:

         1. Each Holder shall receive as consideration for the purchase of its Notes its pro rata share of an aggregate gross purchase price for all such outstanding Notes held by all Holders of $62.2 million in cash comprised of the $1.8 million payment made from certain fund transfers in early January, 1996 and a subsequent payment to be made in the aggregate amount of $60.4 million.

         2. The Note purchase shall have closed and the Holders shall have received their consideration not later than March 15, 1996.

         3. Interest on the outstanding principal amount of the Notes shall be timely paid at the non-Default Rate, including on the date of purchase of the Notes.
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Page 2 - Distribution List - February 2, 1996

         Nothing in the consents from the Holders or herein is or shall be deemed a waiver of any of the Holders' rights under the Notes or the Related Documents, including without limitation the right to interest at the Default Rate, if the transaction referred to herein does not timely close in accordance with the terms set forth above.

                                          Very truly yours,

                                          Charles C. Wolf
                                          of O'Melveny & Myers

cc:mos
cc: Noteholders